Exhibit - 21.1
SUBSIDIARIES OF CHINA-BIOTICS, INC.

Subsidiary	Jurisdiction of Incorporation

Growing State Limited	British Virgin Islands
Shanghai Shining Biotechnology Co. Ltd	People’s Republic of China
Sinosmart Group Inc.	British Virgin Islands
Growing Bioengineering (Shanghai) Co. Ltd.	People’s Republic of China